

September 14, 2011

Edward P. Smolyansky, CFO & CAO
Lifeway Foods, Inc.
6431 West Oakton
Morton Grove, Illinois 60053

> **Re: Lifeway Foods**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No.: 0-17363**

Dear Mr. Smolyansky:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Business, page 1

Competition, page 5

1.   Tell us the status of your discussions with Danone Foods, Inc. related to the non-compete agreement and explain your view regarding the anticipated impact of not being able to extend this agreement. If the likelihood of material implications is reasonably possible, also submit the disclosure that you propose to comply with Item 303 of Regulation S-K. The guidance in Instruction 3 to paragraph 303(a) requires that you focus in MD&A on material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating results or future financial condition.

Employees, page 14

2.   We understand from your disclosures on pages 4, 27 and 30 that you recognize revenue when distributors take custody of your products, although it appears you may have distributors who are also your employees. Please describe any circumstances under which you recognize revenue when products are placed in the custody of distributors who are your employees or who are utilizing your vehicles. Tell us the extent to which you consider distributors utilized in your operations to be employees for purposes of your disclosure on page 14 and indicate whether your approach is consistent with that taken in determining federal employment taxes and federal and state income tax withholding. Please identify the factors you considered in making these determinations.

Financial Statements and Supplementary Data, page 20

Revenue Recognition, page 27

3.   We note your disclosure on page four explaining that each distributor must meet certain product handling, service and administrative requirements, which include replacing damaged, old, and substandard packages at retail stores. Please expand your disclosure to clarify whether your distributors and retailers have a right of return and, if so, also disclose the terms under which this right may be exercised. If your products are sold with a right of return, submit the analysis that you performed under FASB ASC 605-15-25-1 and 3 in determining the point at which you recognize revenue.

Accounts Receivable, page 28

4.   We note your disclosure explaining that you perform ongoing credit evaluations of your customers. Tell us whether these credit evaluations are being performed for both distributors and retailers alike, and explain your rationale. We would like to understand the extent to which you regard distributors as customers.

Controls and Procedures, page 41

5.   We note that you identified material weaknesses in your internal control over financial reporting as of December 31, 2010, 2009, 2008 and 2007; and understand that such weaknesses still exist as of June 30, 2011. Under Rule 13a-15(a) of Regulation 13A, you are required to maintain internal control over financial reporting. Please disclose details of your plans including a timetable to remediate all material weaknesses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay at 202-551-3812 if you have questions regarding the comments and related matters. Please contact me with any other questions at 202-551-3686.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief